Sub-Item 77D:	Policies with respect to security investments

	At a meeting of the board of directors held on August 10, 2000, the board approved the elimination of certain of the Fund's non-fundamental investment restrictions that were no longer required due to changes in Federal securities law which preempted certain state blue-sky law requirements. The changes were incorporated into the Fund's statement of additional information on October 1, 2000. The changes are not anticipated to affect the management of the Fund.

	As a result of the board's action, the following restrictions were eliminated as non-fundamental investment policies of the Fund:

(1)	invest in any of the following: (i) interests in oil, gas, or other mineral leases or exploration or development programs (except readily marketable securities, including but not limited to master limited partnership interests, that may represent indirect interests in oil, gas, or other mineral exploration or development programs); (ii) puts, calls, straddles, spreads, or any combination thereof if by reason thereof the value of the Fund's aggregate investment in such securities exceed 5% of its total assets (except that the Fund may enter into transactions in options, futures, and options on futures); and (iii) limited partnerships in real estate unless they are readily marketable [Artisan Small Cap Fund and Artisan International Fund only];

(2)	purchase or hold securities of an issuer if 5% of the securities of such issuer are owned by those officers, directors or partners of the Fund or of its investment adviser, who each own beneficially more than 1/2 of 1% of the securities of that issuer [Artisan Small Cap Fund and Artisan International
Fund only];

(3)	purchase securities of issuers (other than issuers of Federal agency obligations or securities issued or guaranteed by any foreign country or asset-backed securities) that, including their predecessors or unconditional guarantors, have been in operation for less than three years, if by reason of such purchase the value of the Fund's investment in all such securities will exceed 5% of its total assets (valued at time of purchase) [Artisan Small Cap Fund and Artisan International Fund only];

(4)	mortgage, pledge, or hypothecate its assets, except as may be necessary in connection with permitted borrowings or in connection with options, futures, and options on futures [Artisan Small Cap Fund and Artisan International Fund only];

(5)	invest in more than 5% of its net assets (valued at time of purchase) in warrants, nor more than 2% of its net assets in warrants that are not listed on the New York or American stock exchange [Artisan Small Cap Fund and
Artisan International Fund only];

(6)	buy or sell an option on a security, a futures contract, or an option on a futures contract unless the option, the futures contract, or the option on the futures contract is offered through the facilities of a recognized securities association or listed on a recognized exchange or similar entity [Artisan Small Cap Fund and Artisan International Fund only];

(7)	purchase a put or call option if the aggregate premiums paid for all put and call options exceed (i) 20% of its net assets [for Artisan Small Cap Fund only] or (ii) 5% of its net assets [for Artisan International Fund only]
(less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions;

(8)	invest more than 5% of its net assets in restricted securities, other than securities eligible for resale pursuant to Rule 144A of the Securities Act of 1933 [Artisan Small Cap Fund and Artisan International Fund only]; and

	In addition, the Fund's non-fundamental policy listed below was revised by removing the language that appears in parenthesis:

	Under normal market conditions, invest less than 65% of its total assets in securities of issuers having aggregate common stock market capitalizations of less than $1.5 billion, in each case taken at the time of investment, (approval of the lesser of (i) 67% of each fund's shares present at a meeting if more than 50% of the shares outstanding are present or (ii) more than 50% of each fund's outstanding shares) [Artisan Small Cap Value Fund only].

Sub-Item 77Q1(b):	Exhibits

	Set forth below are the Fund's amended and restated non-fundamental investment restrictions as they appear in the Fund's current statement of additional information, as approved by the board of directors on August 10, 2000.

Amended and Restated Non-Fundamental Investment Restrictions

(a) invest in companies for the purpose of exercising control or management;

(b) purchase more than 3% of the stock of another investment company or purchase stock of other investment companies equal to or more than 5% of the Fund's total assets (valued at time of purchase) in the case of any one other investment company and 10% of such assets (valued at time of purchase) in the case of all other investment companies in the aggregate; any such purchases are to be made in the open market where no profit to a sponsor or dealer results from the purchase, other than the customary broker's commission, except for securities acquired as part of a merger, consolidation, acquisition or reorganization;

(c) invest more than 25% of its total assets (valued at time of purchase) in securities of foreign issuers (Artisan Small Cap Fund, Artisan Mid Cap Fund and Artisan Small Cap Value Fund only);

(d) purchase securities on margin (except for use of short-term credits are necessary for the clearance of transactions), or sell securities short unless
(i) the Fund owns or has the right to obtain securities equivalent in kind and amount to those sold short at no added cost or (ii) the securities sold are "when issued" or "when distributed" securities which the Fund expects to receive in recapitalization, reorganization, or other exchange for securities the Fund contemporaneously owns or has the right to obtain and provided that transactions in options, futures, and options on futures are not treated as short sales; or

(e) invest more than 10% of its net assets (taken at market value at the time of each purchase) in illiquid securities, including repurchase agreements maturing in more than seven days;

(f) under normal market conditions, invest less than 65% of its total assets in securities of issuers having aggregate common stock market capitalizations within the range of the aggregate common stock market capitalizations of issuers included in the S&P MidCap 400 Index, in each case at the time of investment [Artisan Mid Cap Fund only]; or

(g) under normal market conditions, invest less than 65% of its total assets in securities of issuers having aggregate common stock market capitalizations of less than $1.5 billion, in each case taken at the time of investment [Artisan Small Cap Value Fund only].